As filed with the Securities and Exchange Commission on October 17, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE TO

_______________________

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

_______________________

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

_______________________

Copy to:
David Stephens, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036
[_]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[_]	Check the appropriate boxes to designate any transactions to which this statement relates:
[_]	third party tender offer subject to Rule 14d-1
[X]	issuer tender offer subject to Rule 13e-4
[_]	going-private transaction subject to Rule 13e-3
[_]	amendment to Schedule 13D under Rule 13d-2
[_]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc., a Maryland corporation (the "Fund"), to repurchase 2.5% of its issued and outstanding shares of common stock as of September 30, 2023, par value $0.001 per share (the "Shares"), in exchange for cash at a price equal to the Fund's most recent quarter-end net asset value ("NAV") per Share—i.e., the NAV per Share determined as of September 30, 2023—upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2023 (the "Offer to Purchase"), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of Schedule TO.

Item 10

(a)(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the period ended March 31, 2023, previously filed with the SEC on Form N-CSR on May 31, 2023; and

Audited financial statements for the period ended March 31, 2022 previously filed with the SEC on Form N-CSR on May 25, 2022; and

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share of $86.57 (June 30, 2023).

(b) The Fund's assets will be reduced by the value of the Shares purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

Item 12(a)

(a)(1)(i) Offer to Purchase, dated October 17, 2023.*

(a)(1)(ii) Form of Letter of Transmittal.*

(a)(2) None.

(a)(3) Not Applicable.

(a)(4) Not Applicable.

(a)(5) Press release issued on October 10, 2023.1

(b)             None.

(c) Not Applicable.

(d)(1) Management Agreement.2

(d)(2) Sub-Investment Advisory Agreement.3

(d)(3) Custody Agreement.4

(d)(4) First Amendment to Custody Agreement.4

(d)(5) Second Amendment to Custody Agreement.4

(d)(6) Third Amendment to Custody Agreement.3

(d)(7) Letter Agreement adding the Fund to Custody Agreement.4

(d)(8) Service Agreement for Transfer Agent Services.4

(d)(9) First Amendment to Service Agreement for Transfer Agent Services.4

(d)(10) Letter Agreement adding the Fund to Service Agreement for Transfer Agent Services.4

(e)             None.

(f)             None.

(g)             None.

(h)             None.

Item 12(b)

Filing Fee Exhibit.*

Item 13

Not Applicable.

______________________________________

*       Filed herewith.

[1]	Incorporated by reference to the Fund's Schedule TO-C, as filed with the Securities and Exchange Commission ("SEC") on October 10, 2023.
[2]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (File No. 333-223418; 811-23330) (the "Registration Statement") filed with the SEC on August 27, 2019.
[3]	Incorporated by reference to the Fund's Schedule TO-I, as filed with the SEC on April 17, 2023.
[4]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 3 to the Registration Statement filed with the SEC on June 13, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

By:	/s/ James Bitetto Name: James Bitetto Title: Secretary Dated: October 17, 2023

Exhibit Index

(a)(1)(i) Offer to Purchase, dated October 17, 2023.

(a)(1)(ii) Form of Letter of Transmittal.

Filing Fee Exhibit.